Temporary Compensation Reduction and Retention Bonus Agreement

Emerald Health Bioceuticals Inc., a Delaware corporation (the “Company”) and [_________] (hereafter “Employee”) have reached agreement on the terms for a temporary compensation reduction.

1.	The Company and Employee agree that all compensation for services performed to date have in fact been paid except for services performed during the current pay period.
2.
The Company and Employee agree that as of the Effective Date of this Agreement, Employee is owed certain expenses that are outstanding. The Company will reimburse Employee for expenses at the earliest possible time. Interest on the amount owed will accrue at 1% per month.

3.	The Company and Employee further agree that effective on January 1, 2020, Employee’s Compensation shall be reduced from $[______] per month to $[______] per month.
4.	The Company and Employee agree that this compensation reduction is intended to be temporary and neither desires the reduction to be treated as a termination of employment.
5.	The Company will endeavor to conclude the temporary compensation reduction period upon the completion of a financing of at least $4.0 million, or at the discretion of the Board of Directors.
6.	The Company is interested in retaining Employee and appreciates the inconvenience that the period of compensation reduction imposes on Employee.
7.
As a retention incentive bonus, if the Employee remains in employment through the end of the period of compensation reduction, the Company will pay a bonus in the amount of (a) 100% of the difference between the compensation paid during the period of compensation reduction and what Employee would have received if compensation had not been reduced; (b) Interest on that amount at the rate of 1% per month; (c) and a stock option grant of [______] options.

8.	The Company and Employee agree that the amount paid pursuant to paragraph 7 shall be subject to applicable withholding.
9.
In the event Employee is terminated for conduct that would disqualify Employee from receipt of state unemployment benefits if contested, no retention bonus shall be due. In the event Employee resigns, or Employer terminates Employee prior to the end of the period of compensation reduction for reasons other than those that would disqualify Employee from receipt of state unemployment benefits if contested, the retention bonus described in paragraph 7(a) and 7(b) shall be paid in accordance with the provisions in paragraph 5.

10.	The Company and Employee agree that nothing in this agreement changes the at-will status of Employee’s employment with Company.

Dated [________ ___], 2020

_______________________

[Name of Employee]

_______________________
Emerald Health Bioceuticals Inc.